EXHIBIT 12.1

	Three months Ended March 31,	Years Ended December 31,
Ratio of Earnings to Fixed Charges:	2014	2013	2012	2011	2010	2009
	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$1,812	$15,994	$9,342	$4,925	$1,099	$(3,376)
Fixed charges	2,109	7,800	7,942	10,531	8,314	8,833
Total Earnings	$3,921	$23,794	$17,284	$15,456	$9,413	$5,457

Fixed charges:
Interest expense on deposits	$1,140	$4,077	$4,874	$7,550	$5,759	$6,471
Interest expense on borrowings	844	3,308	2,739	2,800	2,515	2,322
Estimated interest portion of rent expense(1)	125	415	329	181	40	40
Total fixed charges	$2,109	$7,800	$7,942	$10,531	$8,314	$8,833

Ratio of earnings to fixed charges:
Excluding interest on deposits	4.05	6.39	5.63	5.18	3.68	2.31
Including interest on deposits	1.86	3.05	2.18	1.47	1.13	0.62

(1)	Estimated to be 33% of rent expense.